UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 12)*

Consolidated-Tomoka Land Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

210226106
(CUSIP Number)

Elizabeth N. Cohernour Wintergreen Advisers, LLC 333 Route 46 West, Suite 204 Mountain Lakes, New Jersey 07046 (973) 263-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Advisers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,553,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,553,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Fund, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,232,334

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

1,232,334

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Partners Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

294,100

9.	SOLE DISPOSITIVE POWER

0
10.	SHARED DISPOSITIVE POWER

294,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Partners Offshore Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

26,641

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

26,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward W. Pollock

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

440

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

440

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David J. Winters

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,553,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,553,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,553,515

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	210226106

Item 1.	Security and Issuer.

Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").  The address of the Issuer's offices is 1530 Cornerstone Boulevard, Suite 100 Daytona Beach, Florida 32117.  This Schedule 13D relates to the Issuer's Shares.

Item 2.	Identity and Background.

(a, f)
This  statement  is  being  filed by (i)  Wintergreen  Fund,  Inc. ("Wintergreen Fund"), a Maryland corporation registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"),  (ii) Wintergreen Partners Fund, LP ("Wintergreen Partners"), a Delaware limited partnership, (iii) Wintergreen Partners Offshore Master Fund, Ltd. ("Wintergreen Offshore Master"), a Cayman Islands exempted company, (iv) Wintergreen Advisers, LLC ("Wintergreen Advisers"), a Delaware limited liability company which acts as sole investment manager  of  the  Wintergreen Fund,  Wintergreen Partners, Wintergreen Offshore Master  and  other investment vehicles, (v) Edward W. Pollock ("Pollock"), and (vi) David J. Winters ("Winters").  (Each of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore Master, Wintergreen Advisers, Pollock and Winters may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

(b)
The principal business address of the Reporting Persons (except for Wintergreen Offshore Master and Pollock) is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046.  The principal business address of Wintergreen Offshore Master is c/o Elian Fiduciary Services (Cayman) Ltd, 89 Nexus Way, Camana Bay, Grand Cayman E9 KY1-9007.  The principal business address of Pollock is 1807 Laurel Oak Drive, Valrico, Florida 33596.

(c)
Wintergreen Advisers is an investment management firm that serves as the investment adviser to certain registered and private investment funds, including Wintergreen Partners, Wintergreen Fund and Wintergreen Offshore Master. Wintergreen Partners is a Delaware limited partnership.  Wintergreen Fund is an investment company registered under the Investment Company Act.  Wintergreen Offshore Master is a Cayman Islands exempted company.  Pollock provides consulting services to Wintergreen Advisers under an agreement between Wintergreen Advisers and an entity controlled by Pollock. Winters is the Chief Executive Officer of Wintergreen Advisers.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting  Persons have, during the last  five  years,  been  a  party  to a civil  proceeding  of a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding were or are  subject  to a  judgment,  decree or final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof each of the Reporting Persons may be deemed to beneficially own 1,553,515 Shares.  The source of funds used to purchase the Shares was the working capital of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore Master and other investment vehicles managed by Wintergreen Advisers and Pollock's personal funds. The aggregate funds used by the Reporting Persons to make the purchases were approximately $71.5 million.  The Shares may be deemed to be beneficially owned by each of the Reporting Persons because, although there is no formal written agreement, it is anticipated that each Reporting Person will vote with the other Reporting Persons and the director nominees nominated by Wintergreen Advisers in a letter to the Issuer dated November 25, 2016.  Each Reporting Person disclaims beneficial ownership in the securities reported on this Schedule 13D except to the extent of its pecuniary interest, if any, therein, and this report shall not be deemed to be an admission that the Reporting Person is the beneficial owners of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the course of the Reporting Persons' investing activities, and will review their investment in the Issuer on a regular basis.

On March 6, 2017, Wintergreen Advisers issued a press release announcing that it entered into a settlement agreement (the "Agreement") with the Issuer and the members of its Board of Directors (together, the "Defendants") with respect to the action filed by Wintergreen Advisers on February 15, 2017 (the "Action").  Wintergreen brought the Action in order to vindicate its rights as a shareholder and present an alternative to the Issuer's nominees to the Board of Directors.  Pursuant to the Agreement, the Issuer's shareholders will be permitted to vote on Wintergreen Adviser's nominees to Issuer's Board of Directors at the Issuer's annual meeting on April 26, 2017.  Wintergreen and the Issuer will each solicit proxies using their own proxy materials and proxy card for their own nominees.  This Agreement is effective as of March 6, 2017.  A copy of the press release is attached hereto as Exhibit B and incorporated herein by reference.

Although there is no formal written agreement, it is anticipated that each of Wintergreen Advisers' nominees to the Issuer's board of directors (the "Nominees") will vote with the other Reporting Persons and the other Nominees.

The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer. In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a-e)
As of the date hereof, each Reporting Person may be deemed to be the beneficial owner of 1,553,515 Shares (27.1%) of the Issuer, based upon the 5,739,566 shares outstanding as of the latest practicable date, as represented by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2016.  The Shares may be deemed to be beneficially owned by each of the Reporting Persons because, although there is no formal written agreement, it is anticipated that each Reporting Person will vote with the other Reporting Persons and the director nominees nominated by Wintergreen Advisers in a letter to the Issuer dated November 25, 2016. Each Reporting Person disclaims beneficial ownership in the securities reported on this Schedule 13D except to the extent of its pecuniary interest, if any, therein, and this report shall not be deemed to be an admission that the Reporting Person is the beneficial owners of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,553,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,553,075 Shares.

Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,232,334 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,232,334 Shares.

Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 294,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 294,100 Shares.

Wintergreen Offshore Master has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 26,641 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 26,641 Shares.

Pollock has the sole power to vote or direct the vote of 440 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 440 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Winters has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,553,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,553,075 Shares.

The Reporting Persons have not transacted in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Although there is no formal written agreement, it is anticipated that each Reporting Person intends to vote with the other Reporting Persons and the director nominees to be nominated by Wintergreen Advisers at the 2017 Annual Meeting of Sharesholders.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Statement Exhibit B: Press Release with respect to Settlement Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2017
Wintergreen Advisers, LLC

/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Managing Member

Wintergreen Fund, Inc.
/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Executive Vice President

Wintergreen Partners Fund, LP

/s/ Elizabeth N. Cohernour
By: Wintergreen GP, LLC
By: Elizabeth N. Cohernour, Managing Member

Wintergreen Partners Offshore Master Fund, Ltd.

/s/ Elizabeth N. Cohernour
By: Elizabeth N. Cohernour, Director

Edward W. Pollock

/s/ Edward W. Pollock

David J. Winters

/s/ David J. Winters

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
AGREEMENT

The undersigned agree that this Schedule 13D, amendment number 12, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.

Dated:  March 8, 2017
Wintergreen Advisers, LLC

/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Managing Member

Wintergreen Fund, Inc.
/s/ Elizabeth N. Cohernour
Name: Elizabeth N. Cohernour Title: Executive Vice President

Wintergreen Partners Fund, LP

/s/ Elizabeth N. Cohernour
By: Wintergreen GP, LLC
By: Elizabeth N. Cohernour, Managing Member

Wintergreen Partners Offshore Master Fund, Ltd.

/s/ Elizabeth N. Cohernour
By: Elizabeth N. Cohernour, Director

Edward W. Pollock

/s/ Edward W. Pollock

David J. Winters

/s/ David J. Winters

Exhibit B

Wintergreen Advisers Cites Complete Victory in Settlement
with Consolidated-Tomoka Land

March 08, 2017 03:24 PM Eastern Standard Time

MOUNTAIN LAKES, NJ – On March 6, 2017, Wintergreen Advisers, LLC ("Wintergreen") and Consolidated-Tomoka Land Co. ("CTO", NYSE: CTO) and its directors (collectively, the "Defendants") entered into a settlement agreement whereby CTO shareholders will be permitted to vote on Wintergreen's nominees to CTO's Board of Directors at CTO's 2017 Annual Meeting.  This is exactly the relief Wintergreen requested in its complaint against the Defendants and Wintergreen views the settlement as a complete victory, both for itself and for all CTO shareholders.

Wintergreen serves as investment adviser to clients who have collectively owned more than 10% of CTO's shares since 2006 and who currently own more than 27.1% of CTO's shares.  In November of 2016, Wintergreen notified CTO of its nomination of four individuals to serve on CTO's Board and to be voted on by shareholders.  Rather than engage Wintergreen on the merits, CTO sought to reject Wintergreen's right to nominate directors, effectively taking away the ability of CTO shareholders to choose their own directors.  Although Wintergreen attempted in good faith to negotiate with CTO, ultimately Wintergreen was forced to defend its shareholder rights in court.

Wintergreen's Chief Operating Officer Liz Cohernour issued the following statement on behalf of Wintergreen:

"We are extremely pleased to have vindicated our rights as shareholders of CTO and are looking forward to presenting our vision for the future of CTO directly to shareholders and providing them with a real choice at the 2017 Annual Meeting.  We believe that our nominees have the expertise and experience to unlock significant unrealized shareholder value in the Company while also implementing sound corporate governance and compensation policies that will benefit shareholders, not senior management.  It is a shame the current board has sought to limit the right of CTO's shareholders to choose their board representatives, arguably a shareholder's most important right, in order to stay in power.  This is not an isolated incident and represents yet another example of existing management putting their own interests before those of shareholders. In addition to making our case forcefully to fellow CTO shareholders, we look forward to holding CTO and its directors accountable."

About Wintergreen Advisers

Established in 2005 by Liz Cohernour and David J. Winters, Wintergreen is an independent global money manager that employs a research-driven value style in managing global securities. As of December 31, 2016, Wintergreen Advisers had approximately $540 million under management on behalf of individuals and institutions through its mutual fund and other clients, and is based in Mountain Lakes, New Jersey.

For further information on Wintergreen Advisers, please call 973-263-4500 or visit www.wintergreenadvisers.com. For information, forms and documents regarding our U.S. mutual fund, please visit www.wintergreenfund.com.

For more information:

John McInerney
Makovsky
jmcinerney@makovsky.com
(212) 508-9628

Wintergreen Advisers, LLC
973-263-4500
press@wintergreenadvisers.com
Follow Wintergreen Advisers on Twitter: @WintergreenAdv